THE GLENMEDE FUND, INC.
Registration No. 811-5577
FORM N-SAR
Semi-Annual Period Ended April 30, 2015

SUB-ITEM 77D: Policies with respect to security investments.

(a)
Effective December 29, 2014, the investment strategy of the International Portfolio was changed to increase the percentage of the Portfolio’s net assets invested in foreign securities, under normal circumstances, from 65% to 80% and to invest those assets in American Depository Receipts of foreign companies in primarily developed markets.

(f)
Effective December 29, 2014, International Portfolio’s portfolio turnover policy was changed to permit the Portfolio to actively trade portfolio securities to achieve its principal investment strategies.

(g)
Effective December 29, 2014, the investment policy of the International Portfolio was changed such that the Portfolio would be managed using quantitative analysis and proprietary multi-factor computer models to select American Depository Receipts in foreign companies that the models identify as having reasonable prices, good fundamentals and rising earnings expectations.

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